UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

THE STANDARD REGISTER COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

   853887107
(CUSIP Number)

Edward E. Steiner, Esq., Keating Muething & Klekamp PLL
1 E. Fourth  Street, Suite 1400
Cincinnati Ohio  45202
(513) 579-6468
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D	Page 2 of 16 pages

1	NAME OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo William Patrick Sherman 31-6023395

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3		SEC USE ONLY:
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11): 4.49%(represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14		TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D	Page 3 of 16 pages

1	NAME OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Mary Catherine Sherman Newshawg 31-6023397

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3		SEC USE ONLY:
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11): 4.49%(represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14		TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D	Page 4 of 16 pages

1	NAME OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo James Louis Sherman 31-6023398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3		SEC USE ONLY:
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11): 4.49%(represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14		TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D	Page 5 of 16 pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Helen Louise Sherman Tormey 31-6023399

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3		SEC USE ONLY:
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11): 4.49%(represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14		TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D	Page 6 of 16 pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Charles Francis Sherman 31-6023401

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3		SEC USE ONLY:
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11): 4.49%(represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14		TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D	Page 7 of 16 pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Patricia Lucille Sherman Begley 31-6023402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) (b) ☒

3		SEC USE ONLY:
4		SOURCE OF FUNDS:
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON: 193,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13
PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11): 4.49%(represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14		TYPE OF REPORTING PERSON: OO

Item 1.                      Security and Issuer.

This Schedule 13D relates to the common stock, $1.00 par value per share (the “Common Stock”), of The Standard Register Company, an Ohio corporation (the “Company”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45408. The Company also has outstanding a class of stock called “Class A Stock.”  Each share of Class A Stock is convertible into one share of Common Stock, and entitles the holder to cast five votes on matters submitted to the holders of Common Stock and Class A Common Stock, who vote as a single class.

 This Schedule 13D is being filed by the John Q. Sherman Trust Reporting Persons (as defined below) to satisfy the requirements of Schedule 13D should they be deemed to have formed a group as a result entering into the Voting Agreement and the Shareholders Agreement described in Item 4 below on August 1, 2013.  Such group status is disclaimed below.

In addition, the John Q. Sherman Trust Reporting Persons may be deemed to have formed a group with the Fifth Third Reporting Persons (as defined below). Such group status is disclaimed below.

The Fifth Third Reporting Persons filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of Common Stock on February 12, 2008, and amended that filing by filing a Schedule 13D/A with the  SEC on April 23, 2009.

Item 2.                      Identity and Background.

(a)-(c), (f)                      This Schedule 13D is filed jointly by the various trusts established under The Last Will and Testament of John Q. Sherman (collectively, the “John Q. Sherman Trusts”).  The John Q. Sherman Trusts consist of the following:  (1) The Last Will and Testament of John Q. Sherman fbo William Patrick Sherman; (2) The Last Will and Testament of John Q. Sherman fbo Mary Catherine Sherman Newshawg ; (3) The Last Will and Testament of John Q. Sherman fbo James Louis Sherman; (4) The Last Will and Testament of John Q. Sherman fbo Helen Louise Sherman Tormey; (5) The Last Will and Testament of John Q. Sherman fbo Charles Francis Sherman ; and (6) The Last Will and Testament of John Q. Sherman fbo Patricia Lucille Sherman Begley. The John Q. Sherman Trusts hold an aggregate of 5,810,508  shares of Common Stock and 2,516,856 shares of Class A Stock of the Company (the “Class A Stock”).  The address for all of the John Q. Sherman Trusts is 147 Beverly Place, Dayton, OH 45419. The trusts were formed in the state of Ohio.  To the extent the co-trustees of the John Q. Sherman Trusts may be deemed to have beneficial ownership over securities of the Company held by the John Q. Sherman Trusts, such co-trustees (for all of the John Q. Sherman Trusts) are Mr. Roy W. Begley, Jr. and James L. Sherman (collectively, the “Trustees”).  The Trustees are citizens of the United States of America.

The John Q. Sherman Trusts and the Trustees are hereinafter referred to collectively in this Schedule 13D as the “John Q. Sherman Trust Reporting Persons.”  The WCS Testamentary Trust, the WCS Trust and The John Q. Sherman Trusts, that certain testamentary trust established under the Will of William C. Sherman, Deceased, I.D. No. 31-6019963 and that certain inter-vivos trust established by a trust indenture executed December 29, 1939 by William C. Sherman are hereinafter referred to collectively as the “Trusts.”

Although group status is expressly disclaimed, the John Q. Sherman Trust Reporting Persons may be deemed to have formed a group with the Fifth Third Bank Reporting Persons, which are as follows: (i) Fifth Third Bancorp, an Ohio corporation (“Bancorp”); (ii) Fifth Third Bank, an Ohio banking corporation (“Fifth Third Ohio”); (iii) Fifth Third Bank, a Michigan banking corporation (“Fifth Third Michigan”); (iv) Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser (“Fifth Third Asset”); and (v) Fifth Third Securities, Inc. (“Fifth Third Securities”), an Ohio corporation that is registered as a broker dealer (collectively, the “Fifth Third Reporting Persons”).

 (d)–(e)  During the last five years, none of (i) the John Q. Sherman Trust Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

The John Q. Sherman Trusts acquired beneficial ownership of the shares of Common Stock and Class A Stock held by them as a result of The Last Will and Testament of John Q. Sherman.  Each of the Trustees may be deemed to have acquired beneficial ownership of the shares of Common Stock and Class A Stock held in the John Q. Sherman Trust by becoming a trustee of the John Q. Sherman Trust.  The Trustees share voting power with respect to such shares, subject to the right of the income beneficiary of each trust to receive, upon request, a proxy to vote the shares held in the trusts.  The Trustees share power to dispose of the Common Stock held or to be received upon conversion.  Mr. Begley also owns in his personal capacity a total of 11,859 shares of Common Stock (which includes an option to purchase 800 shares of Common Stock within the next 60 days) and Mr. Sherman also owns in his personal capacity a total of 214,537 shares of Common Stock and 83,895 shares of Class A Stock.

Item 4.                      Purpose of Transaction.

(a)           Voting Agreement.  On August 1, 2013, the Company acquired, through a subsidiary, 100% of the issued and outstanding membership interests of WorkflowOne LLC  (“Workflow”) for a purchase price of $1.00 plus the assumption by the Company of indebtedness of Workflow (the “Acquisition”).  In connection with the Acquisition, the Company has granted warrants to purchase Common Stock of the Company (the “Warrants”) to certain of Workflow’s lenders in exchange for partial forgiveness of Workflow’s indebtedness to such lenders.

 In connection with the Acquisition, the Trusts were required to enter into a Voting Agreement (the “Voting Agreement”), dated as of August 1, 2013, with the Company, Silver Point Capital, L.P., as Lenders’ Representative (as defined in the Voting Agreement), and the John Q. Sherman Trusts.  The Voting Agreement is included with this filing as Exhibit 2.  Pursuant to the Voting Agreement, the Trusts and the John Q. Sherman Trusts have severally agreed to vote the shares of Common Stock and Class A Stock held by them at any meeting of shareholders of the Company, or to deliver executed written consents, (i)  in favor of obtaining Company Shareholder Approval (as defined below) on any proposal in furtherance of the Acquisition, (ii) against any action or agreement submitted for the vote or written consent of the Company’s shareholders that is in opposition to, or competitive or inconsistent with, certain transactions that will take place in connection with the Acquisition, and (iii) against certain other transactions or actions described in the Voting Agreement.  For purposes of the Voting Agreement and the Shareholders Agreement described below, the term “Company Shareholder Approval” refers to the votes of the holders of securities of the Company which are required to approve certain transactions relating to the Acquisition, including (i) a proposal to amend the Company’s code of regulations to opt out of the Ohio Control Share Acquisition Act (the “Opt Out Proposal”), (ii) a proposal to authorize the Company’s Board of Directors (the “Board”) to increase the number of directors and fill any vacancy created by such increase, and (iii) a proposal to approve the contemplated issuance of shares of Common Stock upon exercise of the Warrants, as required by rules of the New York Stock Exchange.  The Trusts and the John Q. Sherman Trusts have appointed the Company, pursuant to the Voting Agreement, as the proxy for each of such trusts to secure performance of their respective obligations under the Voting Agreement with respect to the shares of Common Stock and Class A Stock held by them.  The Trusts may be deemed to share voting power with the Company as a result of having appointed the Company as their proxy as to those matters.

(b)           Shareholders Agreement.  As a further condition to the Acquisition, the Trusts and the John Q. Sherman Trusts were required to enter into a Shareholders Agreement (the “Shareholders Agreement”), dated as of August 1, 2013, with the Company, Silver Point Capital, L.P., as Minority Shareholder Representative, and the Minority Shareholders (as defined in the Shareholders Agreement).  The Shareholders Agreement is included as Exhibit 3 to this filing.  Pursuant to the Shareholders Agreement, the Trusts and the John Q. Sherman Trusts have severally agreed, if the Opt-Out Proposal is approved by the requisite vote of the Company’s shareholders or if the Voting Agreement is terminated in accordance with its terms (whichever occurs earlier), to (i) cause all shares of Common Stock and Class A Stock held by it to be present in person or by proxy at all meetings of shareholders of the Company for quorum purposes and (ii) vote all such shares in favor of any Minority Shareholder Designee (as defined in the Shareholders Agreement) nominated by the Company’s governance committee and (ii) against the removal of any Minority Shareholder Designee nominated by the Company’s governance committee.  The Shareholders Agreement also provides that if any of the Trusts or the John Q. Sherman Trusts (a “Tag-Along Seller”) proposes to transfer any of its shares of Common Stock or Class A Stock in a transaction that would result in a Change of Control Transaction (as defined in the Shareholders Agreement) (a “Tag-Along Sale”),  each of the Minority Shareholders would then have the right to include a number of its shares of Common Stock or Warrants in the Tag-Along Sale for the same per share consideration and upon substantially similar terms and conditions to be paid to the Tag-Along Seller.

The Shareholders Agreement requires that the Company immediately cause two individuals designated by the Minority Shareholders (the “Minority Shareholder Observers”) to be observers on the Company’s Board.  Following receipt of Company Shareholder Approval, the Company is required to increase the size of the Board by two directors and to cause the election of the Minority Shareholder Observers to be appointed as directors of the Company.  If Company Shareholder Approval is not obtained within a specified period of time, the Company is obligated to take all commercially reasonable actions necessary to cause the election of two Minority Shareholder Observers, designated by the Minority Shareholder Representative, to the Board at the next annual meeting of shareholders or, if the Minority Shareholders no longer beneficially own, in the aggregate, 66% or more of the Minority Shares (as defined in the Shareholders Agreement), to take commercially reasonable actions to cause the election of one Minority Shareholder Observer, designated by the Minority Shareholder Representative, to the Board at the next annual meeting of shareholders.  Thereafter, and for so long as the Minority Shareholders continue to beneficially own, in the aggregate, 66% or more of the Minority Shares, the Minority Shareholder Representative, on behalf of the Minority Shareholders, will have the right to designate two directors for election to the Board.  If the Minority Shareholders beneficially own, in the aggregate, more than 10% of the Company’s outstanding Equity Securities (as defined in the Shareholders Agreement) or less than 10% of the outstanding Equity Securities but 33% or more of the Minority Shares, then the Minority Shareholder Representative, on behalf of the Minority Shareholders, will have the right to designate one director for election to the Board.

The Shareholders Agreement terminates (a) upon the mutual written agreement of the Company and the Minority Shareholder Representative or (b) at the first annual meeting following such time as the Minority Shareholder Representative, on behalf of the Minority Shareholders, no longer has the right to designate a member of the Board.

The Company has also entered into a Registration Rights Agreement, dated as of August 1, 2013, with the Trusts, the John Q. Sherman Trusts and the Minority Shareholders, pursuant to which the Company has granted to these persons certain rights for registration of their shares of Common Stock, including shares issued upon conversion of the Warrants, under the Securities Act of 1933, as amended (the “Act”).

The following descriptions of the Voting Agreement and the Shareholders Agreement are intended to be summaries and are qualified in their entirety to the full text of these agreements, which are included with this filing as Exhibits 2 and 3, respectively.

(b)           The John Q. Sherman Trust Reporting Persons.  The John Q. Sherman Trust Reporting Persons continue to follow the Company’s financial performance and developments.  Representatives of the John Q. Sherman Trust Reporting Persons have met with the Company’s management from time to time and expect to maintain a continuing dialogue with management regarding, among other things, the Company’s operations, strategic direction, the extent to which it is achieving its current business plan, its capital structure and corporate governance and the John Q. Sherman Trust Reporting Persons’ expectation that management of the Company will pursue appropriate measures to enhance shareholder value. In addition, the John Q. Sherman Trust Reporting Persons from time to time may communicate with other persons regarding the Company, including, without limitation, the board of directors of the Company and other shareholders of the Company, including the Fifth Third Reporting Persons.

           As a result of the Acquisition described in paragraph (a) of this Item 4, the John Q. Sherman Trust Reporting Persons are expected to engage in ongoing communications with management and the other parties to the Voting Agreement and the Shareholders Agreement with respect to these agreements and the transactions contemplated by these agreements.

The John Q. Sherman Trust Reporting Persons have monitored and will continue to monitor and assess, among other things, (i) the financial condition, operations, prospects and management of the Company, (ii) the extent to which the Company is achieving its announced business plans, including realizing (or failing to realize, in whole or in part) the anticipated synergies and financial and operational improvements from the combination with Workflow, (iii) the value and price of the Common Stock, (iv) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (v) the Company’s engagement and use of financial advisors, legal counsel and other professionals, and (vi) other investment considerations.  On the basis of such assessments, the John Q. Sherman Trust Reporting Persons may, at any time and from time to time, subject to any limitations imposed by the Voting Agreement and the Shareholders Agreement while those agreements are in effect, take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) proposing measures which they believe would enhance shareholder value, (ii) seeking representation on, or otherwise influencing the composition of, the board of directors of the Company, (iii) proposing or otherwise seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and its subsidiaries or a sale of a material amount of assets of the Company or of any of its subsidiaries; (iv) proposing or otherwise seeking to effect any other material change in the Company’s business or corporate structure; (v) proposing or otherwise seeking to effect changes in the Company’s articles of incorporation, code of regulations or instruments corresponding thereto or (vi) taking any action similar to the foregoing.  Except with respect to the Acquisition described in paragraph (a) to this Item 4,  the John Q. Sherman Trust Reporting Persons have no present plans or proposals that relate to or would result in any of the foregoing actions.

In addition, the John Q. Sherman Trust Reporting Persons may from time to time purchase additional shares of Common Stock, or, subject to the provisions of the Shareholders Agreement and the Voting Agreement while those agreements are in effect, dispose of all or a portion of the shares held by them. Any such additional purchases or sales of securities of the Company may be in the open market or in privately negotiated transactions or otherwise. The factors which the John Q. Sherman Trust Reporting Persons may consider in evaluating their investment position with respect to the Company include the following: (i) the Company’s business and prospects including its success in integrating the operations of Workflow and realizing the synergies and financial and operational improvements anticipated to arise from the Workflow transaction; (ii) the business strategy and actions of the management and board of directors of the Company to enhance value to the shareholders; (iii) the value of the Common Stock or Class A Stock and the availability of the Common Stock or Class A Stock for purchase at particular price levels; (iv) market and other limitations on the ability to dispose of the John Q. Sherman Trust Reporting Persons’ Common Stock or Class A Stock; (v) general economic conditions; (vi) stock market conditions; (vii) other business and investment opportunities available to the John Q. Sherman Trust Reporting Persons; and (viii) other plans and requirements of the John Q. Sherman Trust Reporting Persons.

                            Depending on their assessment of the foregoing factors, the John Q. Sherman Trust Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Item 5.                      Interest in Securities of the Issuer.

                      (a)  The John Q. Sherman Trust Reporting Persons beneficially own, in the aggregate, 1,388,494 shares of Common Stock, representing 26.53% of the Company’s outstanding shares of Common Stock (based upon a total of  5,232,908  shares of Common Stock stated by the Company  to be outstanding as of May 9, 2013 in its Press Release filed as an exhibit to a Current Report on Form 8-K filed on May 9, 2013), and 587,265 shares of Class A Stock, representing 62.14% percent of the Company’s outstanding Class A Stock (based upon a total of 945,000 shares of Class A Stock stated by the Company  to be outstanding as of May 9, 2013 in its Press Release filed as an exhibit to a Current Report on Form 8-K filed on May 9, 2013).   Assuming conversion of all shares of Class A Stock into shares of Common Stock, the Reporting Persons would own 31.98% of the outstanding shares of Common Stock.

                      (b)  Each of the John Q. Sherman Trust Reporting Persons disclaims membership in a group with any of the other John Q.  Sherman Trust Reporting Persons, the Fifth Third Reporting Persons or with the Minority Shareholders under the Shareholders Agreement.  The filing of this Schedule 13D shall not be construed as an admission that any John Q. Sherman Trust Reporting Person is the beneficial owner of any of the shares of Common Stock that such John Q. Sherman Trust Reporting Person may be deemed to beneficially own.

          (i)           The John Q. Sherman Trusts hold 1,162,098  shares of Common Stock and 503,370  shares of Class A Stock.  The John Q. Sherman Trusts hold voting securities, including the Common Stock and the Class A Stock, in separate, equal trusts for John Q. Sherman’s two surviving children and for the heirs of his deceased children. Each child or heir is a life beneficiary of his or her respective trust. The Trustees are trustees of the John Q. Sherman Trust, the beneficiaries of which are for John Q. Sherman’s two surviving children and for the heirs of his deceased children.  The trustees share voting and investment power for the securities in the trusts with the beneficiaries. The Last Will and Testament of John Q. Sherman requires the trustees to give each beneficiary who is a child of John Q. Sherman, upon his or her request, a proxy allowing the beneficiary to vote the shares held in his or her respective trust.  As beneficiaries,  Mr. Sherman  has the right, upon his request, to vote the shares of Common Stock (193,683 shares) and Class A Stock (83,895 shares) held in his own trust in the John Q. Sherman Trust and his sister, Patricia L. Begley, has the right, upon her request, to vote the shares of Common Stock (193,683 shares) and Class A Stock (83,895 shares) held in her own trust in the John Q. Sherman Trusts.

(ii)           Mr. Begley owns 11,859 shares of Common Stock  in his personal capacity as to which he has sole voting and investment power, which includes an option to purchase 800 shares of Common Stock within the next 60 days.  Mr. Begley’s spouse, Margaret Begley owns 28 shares of Common Stock, as to which Mr. Begley disclaims beneficial ownership.  He is also trustee of a trust for the benefit of his children which holds 120 shares of common stock, as to which Mr. Begley disclaims beneficial ownership.

(iii)           Mr. Sherman owns in his personal capacity a total of 214,537 shares of Common Stock and 83,895 shares of Class A Stock in his personal capacity as to which he has sole voting and investment power.  Mr. Sherman also has the right, upon his request, to vote the shares of Common Stock (193,683 shares) and Class A Stock (83,895 shares) held in his own trust in the John Q. Sherman Trusts.

                      (c) Transactions by the John Q. Sherman Trust Reporting Persons:

          None of the John Q. Sherman Trust Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

                       (d)  Except for the John Q. Sherman Trust Reporting Persons, no person is known by the John Q. Sherman Trust Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the John Q. Sherman Trust Reporting Persons.

 (e)  Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The discussion in Paragraph (a) of Item 4 to this Schedule 13D, including the discussion of the Voting Agreement and the Shareholders Agreement, is incorporated into this Item 6 by reference.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.

Item 7.                      Material to Be Filed as Exhibits

1.           Joint Filing Agreement, dated August 8, 2013

2.
Voting Agreement, dated as of August 1, 2013, by and among The Standard Register Company; Silver Point Capital, L.P., as Lenders’ Representative; Fifth Third Bank, as Trustee of the Trust Indenture created by William C. Sherman dated December 29, 1939, Fifth Third Bank, as Trustee of the Testamentary Trust created under Item III(c) of the Last Will and Testament of William C. Sherman, deceased and the other Shareholders named therein

3.
Shareholders Agreement, dated as of August 1, 2013, by and among The Standard Register Company; Silver Point Capital, L.P., as the Minority Shareholder Representative; the Minority Shareholders named therein; Fifth Third Bank, as Trustee of the Trust Indenture created by William C. Sherman dated December 29, 1939, Fifth Third Bank, as Trustee of the Testamentary Trust created under Item III(c) of the Last Will and Testament of William C. Sherman, deceased, and the other Majority Shareholders named therein

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2013
THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO WILLIAM PATRICK SHERMAN

By:  /s/ Roy W. Begley, Jr.
Name:  Roy W. Begley, Jr.
Title:    Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO MARY CATHERINE SHERMAN NEWSHAWG

By:  /s/ Roy W. Begley, Jr.
Name:  Roy W. Begley, Jr.
Title:    Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO JAMES LOUIS SHERMAN

By:  /s/ Roy W. Begley, Jr.
Name:  Roy W. Begley, Jr.
Title:    Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO HELEN LOUISE SHERMAN

By:  /s/ Roy W. Begley, Jr.
Name:  Roy W. Begley, Jr.
Title:    Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO CHARLES FRANCIS SHERMAN

By:  /s/ Roy W. Begley, Jr.
Name:  Roy W. Begley, Jr.
Title:    Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO PATRICIA LUCILLE SHERMAN BEGLEY

By:  /s/ Roy W. Begley, Jr.
Name:  Roy W. Begley, Jr.
Title:    Co-TTEE